# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Martin Midstream Partners L.P., CIK 0001176334
CUSIP: 573331105
Title of class of securities: Common Units representing limited partnership interests
Address of issuer's principal executive offices: 4200 B. STONE ROAD, KILGORE, Texas (TX), 75662
Date of event which requires filing of this statement: 12/26/2024
Filed by CIK 0001201198
Persons authorized to receive notices and communications: Chris Booth, 4200 B Stone Road, Kilgore, Texas (TX), 75662, (903) 983-6443

## Reporting persons
- Ruben S. Martin III (CIK 0001201198): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,885,976.7; shared voting power 6,114,532; sole dispositive power 3,885,976.7; shared dispositive power 6,114,532; aggregate amount beneficially owned 10,000,508.7 (25.6% of the class)
  Comment: (1) Includes: (i) 159,369.7 Common Units held of record directly by the reporting person and (ii) 3,726,607 Common Units held of record by Senterfitt Holdings Inc., for which the reporting person is the sole shareholder and sole director and has sole voting and investment power.
  
  (2) The reporting person states that neither the filing of this Schedule nor anything herein shall be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of these Common Units. The reporting person disclaims beneficial ownership of these Common Units, except to the extent of his pecuniary interest therein.
  
  (3) Includes 6,114,532 Common Units held of record by Martin Resource Management Corporation, for which Mr. Martin is the chairman of the board of directors and its president, indirectly through its wholly-owned subsidiaries as follows: 4,203,823 Common Units held directly by Martin Resource LLC, 1,021,265 Common Units held directly by Martin Product Sales LLC, and 889,444 Common Units held directly by Cross Oil Refining & Marketing Inc.
  
  (4) Based upon 39,001,086 Common Units outstanding as of December 26, 2024.
- Senterfitt Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 3,726,607; shared voting power 0; sole dispositive power 3,726,607; shared dispositive power 0; aggregate amount beneficially owned 3,726,607 (9.6% of the class)
  Comment: Based upon 39,001,086 Common Units outstanding as of December 26, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Units representing limited partnership interests
Name of issuer: Martin Midstream Partners L.P.
Address of issuer's principal executive offices: 4200 B. STONE ROAD, KILGORE, Texas (TX), 75662
Comment:
This joint statement on Schedule 13D (this "Schedule 13D") relates to common units representing limited partner interests ("Common Units") of Martin Midstream Partners L.P., a Delaware limited partnership (the "Issuer"), beneficially owned by the reporting persons. The address of the principal executive offices of the Issuer is 4200 B. Stone Road, Kilgore, Texas 75662.

Item 1 Comment: This Schedule 13D is intended to serve as an Amendment No. 5 ("Amendment No. 5") to the joint statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the reporting persons on December 10, 2021, as amended on March 24, 2022 ("Amendment No. 1"), July 21, 2023 ("Amendment No. 2"), May 24, 2024 ("Amendment No. 3"), and October 3, 2024 ("Amendment No.4") (such joint statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Original Schedule 13D"). The purpose of this Amendment No. 5 is to report the termination of the Merger Agreement pursuant to the Termination Agreement (each as defined below). Any capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D and, except as otherwise provided below, the Original Schedule 13D is incorporated herein by reference. The Original Schedule 13D shall not be modified except as specifically provided herein.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: See Item 2(a) above.
Present principal occupation or employment: See Item 2(a) above.
Criminal convictions in the last five years: See Item 2(a) above.
Civil proceedings (securities laws) in the last five years: See Item 2(a) above.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Termination Agreement

On December 26, 2024, Martin Resource Management Corporation's, a Texas corporation ("MRMC") and the Issuer (with the approval of the Conflicts Committee of the Board of Directors (the "Board") of Martin Midstream GP LLC, the general partner of the Issuer (the "General Partner")) entered into a termination agreement (the "Termination Agreement"), pursuant to which they terminated the previously disclosed Agreement and Plan of Merger, dated October 3, 2024 (the "Merger Agreement"), among the Issuer, Parent, the General Partner and MRMC Merger Sub LLC. As a result, the previously disclosed Support Agreements, dated October 3, 2024, between the Issuer and each of Ruben S. Martin III and Senterfitt Holdings Inc. terminated in accordance with their terms.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is filed as Exhibit E and incorporated herein by reference.

General

Consistent with prior disclosures made by MRMC and the Issuer with respect to the Merger Agreement and the transactions contemplated thereby, MRMC has evaluated and will continue to evaluate a range of potential transactions involving the Issuer and its subsidiaries, including, among other things, the acquisition by MRMC or its subsidiaries of the remaining Common Units that are not held by MRMC or its subsidiaries, which transaction could result in the de-listing or de-registration of the Common Units. If MRMC pursues such a transaction, it expects to discuss the terms of such potential transaction with the Conflicts Committee.

In addition, MRMC and the Reporting Persons may engage in additional discussions with management, the Board and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions other than as described in the prior paragraph, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Units; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages of this Amendment No. 5 and the information set forth in Item 4 of this Amendment No. 5 is incorporated herein by reference.

The aggregate number and percentage of the Common Units beneficially owned by each reporting person as of December 26, 2024 is stated in Items 11 and 13 on that reporting person's cover page hereto. Mr. Martin may be deemed the beneficial owner of 10,000,508.7 Common Units, which represent 25.6% of the outstanding Common Units as of December 26, 2024 based on 39,001,086 Common Units outstanding as of December 26, 2024, and includes 6,114,532 Common Units held of record by MRMC, for which Mr. Martin is the chairman of the board of directors and its president, directly and indirectly through MRMC's wholly-owned subsidiaries as follows: 6,114,532 held directly by Martin Resource Management Corporation, 4,203,823 Common Units held directly by Martin Resource LLC, 1,021,265 Common Units held directly by Martin Product Sales LLC, and 889,444 Common Units held directly by Cross Oil Refining & Marketing Inc. Mr. Martin has shared voting and dispositive power with respect to such shares. Senterfitt Holdings Inc. ("Senterfitt") may be deemed the beneficial owner of 3,726,607 Common Units as of December 26, 2024. Each reporting person states that neither the filing of this Schedule nor anything herein shall be deemed an admission that such reporting person is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of these Common Units. Each reporting person disclaims beneficial ownership of these Common Units, except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: On November 18, 2024, Mr. Martin acquired 19.6 Common Units from the Partnership at $3.9874 per unit, reflecting the reinvestment of cash distributions pursuant to a benefit plan. Other than as described herein, the reporting persons have not effected any transactions in the Common Units during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Item 4 of this Amendment No. 5 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit E Termination Agreement, dated December 26, 2024, between Martin Resource Management Corporation and Martin Midstream Partners L.P. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 26, 2024).

## Signatures
- Ruben S. Martin III: /s/ Ruben S. Martin III, Ruben S. Martin III, President (12/30/2024)
- Senterfitt Holdings Inc.: /s/ Ruben S. Martin III, Ruben S. Martin III, President (12/30/2024)